(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K ☐ Form 10-QSB
☒ Form 10-Q	FORM 12b-25	SEC File Number: 1-10441
☐ Form N-SAR		CUSIP Number: 827056300
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SILICON GRAPHICS, INC.

Full Name of Registrant

Former Name if Applicable

1140 E. Arques Avenue

Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94085

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on May 8, 2006, Silicon Graphics, Inc. (the “Company”) and certain of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”) (Case Nos. 06-10977 (BRL) through 06-10990 (BRL)). On September 19, 2006, the Court entered a confirmation order confirming the Company’s Plan of Reorganization. The Company emerged from Chapter 11 proceedings on October 17, 2006 and the emergence resulted in a new reporting entity and adoption of fresh-start accounting in accordance with SOP 90-7 as of September 29, 2006.

As a result of these events, the Company requires additional time to update the filing to reflect its current situation as well as to finalize its financial statements for the quarter ended December 29, 2006 in accordance with the requirements of fresh-start accounting and U.S. generally accepted accounting principles (“GAAP”). Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended December 29, 2006 within the prescribed time period without unreasonable effort or expense. The Company expects that it will file the Form 10-Q on or before the fifth calendar day following the prescribed due date and that the financial statements included in such filing will reflect the adjustments or preliminary adjustments and/or disclosures that must be included in order for such financial statements to be stated in accordance with the requirements of fresh-start accounting and U.S. GAAP.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Weinert (Name)	(650) (Area Code)	960-1980 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company was required to adopt fresh start accounting upon the emergence from Chapter 11 proceedings, and our financial conditions and results have been and will continue to be affected by the adoption of fresh start accounting and therefore are not comparable to the financial conditions and results reflected in the pre-emergence financial statements.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from the future results expressed or implied by the forward-looking statements. All statements other than statements of historical facts included in this report, including statements regarding the Company’s future financial position and results, are forward-looking statements. Factors that might cause such a difference in results include, but are not limited to: the Company’s ability to implement business strategies and restructuring plans; the Company’s ability to maintain adequate liquidity; the Company’s ability to obtain and maintain normal terms with customers, suppliers and service providers; the Company’s ability to operate pursuant to the terms, including the covenants, of its credit agreement; the Company’s ability to maintain contracts that are critical to its operation; risks associated with the volatility of the Company’s stock price; risks associated with the timely development, production and acceptance of new products and services; increased competition; dependence on third party partners and suppliers; the failure to achieve expected product mix and revenue levels; failure to manage costs and generate improved operating results and cash flows; and failure to maintain adequate cash resources for the operation of the business.

All information set forth herein is current as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no duty to update any statement in light of new information or future events. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of the Company’s SEC filings, including, but not limited to, its Form 10-K for the fiscal year ended June 30, 2006

SILICON GRAPHICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 6, 2007	By	/s/ Barry Weinert
Barry Weinert
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).